HERNÁNDEZ, MAYORQUÍN, RODRÍGUEZ Y CASTILLO, S.C.

A B O G A D O S

FERNANDO HERNÁNDEZ GÓMEZ
LUIS FELIPE MAYORQUÍN VÉLEZ
ANTONIO RODRÍGUEZ LÓPEZ
RICARDO CASTILLO ACEVES
EDUARDO MOEL MODIANO

AVENIDA TOREROS SUR NO. 830
COLONIA JARDINES DE GUADALUPE.
ZAPOPAN, JALISCO, MÉXICO 45030
TEL. (33) 3620-6800 FAX 3620-6808
hmrc@hmrc.com.mx
www.hmrc.com.mx


CONSULEGIS
MEMBER OF CONSULEGIS, AN INTERNATIONAL ASSOCIATION OF LAW FIRMS.


03050905

SUPPL

PROCESSED
JUN 03 2003
THOMSON FINANCIAL

May 14th, 2003.

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Filing Desk/
Office of International corporate Finance

Attn: <u>Nina Mogiriazad</u>

Re: Hilasal Mexicana, S.A. de C.V..- Information Furnished Pursuant to Rule 12g3-2(b) – **File 82-4743**

Dear Nina:

On behalf of Hilasal Mexicana, S.A. de C.V. (the "Company"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed for filing is an English version of the Company's non consolidated financial statements of (i) the first quarter of 2003, which were filed before the Bolsa Mexicana de Valores (the Mexican Stock Exchange) pursuant to its rules governing listed companies y Mexico.

This information is being furnished with the understanding that such information will not be deemed "filed" with the Securities an Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (5233) 3620-6800 should you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it in the enclosed self-addressed envelope.

Sincerely,

Fernando Hernandez, Esq.


Hilasal

MEXICANA, S.A DE C.V.

First Quarter Report

2003

Confidential

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: HILASAL   Quarter: 1   Year: 2003

HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT

AT MARCH 31 OF 2003 AND 2002

(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	TOTAL ASSETS	**660,556**	100	**630,328**	100
2	CURRENT ASSETS	**257,326**	**39**	**246,008**	**39**
3	CASH AND SHORT-TERM INVESTMENTS	2,095	0	8,270	1
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	120,029	18	138,596	22
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	8,746	1	14,806	2
6	INVENTORIES	126,456	19	84,336	13
7	OTHER CURRENT ASSETS	0	0	0	0
8	LONG-TERM	**0**	**0**	**0**	**0**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE	0	0	0	0
(NET) 10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0
11	OTHER	0	0	0	0
INVESTMENTS 12	PROPERTY, PLANT AND EQUIPMENT	**399,322**	**60**	**380,013**	**60**
13	PROPERTY	151,109	23	162,940	26
14	MACHINERY AND INDUSTRIAL	463,564	70	335,455	53
15	OTHER EQUIPMENT	81,847	12	78,038	12
16	ACCUMULATED	312,221	47	212,752	34
17	CONSTRUCTION IN	15,023	2	16,332	3
PROGRESS 18	DEFERRED ASSETS (NET)	**3,908**	**1**	**4,307**	**1**
19	OTHER ASSETS	**0**	**0**	**0**	**0**
20	TOTAL LIABILITIES	**360,940**	100	**367,725**	100
21	CURRENT LIABILITIES	**114,660**	**32**	**132,250**	**36**
22	SUPPLIERS	15,191	4	30,023	8
23	BANK LOANS	76,645	21	59,982	16
24	STOCK MARKET	0	0	0	0
LOANS 25	TAXES TO BE PAID	16,466	5	27,108	7
26	OTHER CURRENT	6,358	2	15,137	4
LIABILITIES 27	LONG-TERM LIABILITIES	**179,519**	**50**	**183,123**	**50**
28	BANK LOANS	179,519	50	183,123	50
29	STOCK MARKET	0	0	0	0
LOANS 30	OTHER LOANS	0	0	0	0
31	DEFERRED LOANS	**66,761**	**18**	**52,352**	**14**
32	OTHER LIABILITIES	**0**	**0**	**0**	**0**
33	CONSOLIDATED STOCK HOLDERS' EQUITY	**299,616**	100	**262,603**	
100					
36	CONTRIBUTED CAPITAL	**207,109**	**69**	**207,109**	**79**
37	PAID-IN CAPITAL STOCK (NOMINAL)	48,417	16	51,149	19
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	116,264	39	113,532	43
39	PREMIUM ON SALES OF SHARES	42,428	14	42,428	16
40	CONTRIBUTIONS FOR FUTURE CAPITAL	0	0	0	0
INCREASES 41	CAPITAL INCREASE (DECREASE)	**92,507**	**31**	**55,494**	**21**
42	RETAINED EARNINGS AND CAPITAL RESERVE	221,934	74	207,757	79
43	REPURCHASE FUND OF SHARES	7,355	2	5,033	2
44	EXCESS (SHORTFALL) IN RESTATEMENT OF				
STOCK	HOLDERS' EQUITY	(139,126)	(46)	(168,860)	(64)
45	NET INCOME FOR THE YEAR	2,344	1	11,564	4

MEXICAN STOCK
SIFIC /

STOCK EXCHANGE CODE **HILASAL** QUARTER: **2003**
YEAR **HILASAL MEXICANA S.A. DE C.V.**

NON CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	CASH AND SHORT-TERM INVESTMENTS	**2,095**	100	**8,270**	100
46	CASH	2,008	96	8,196	99
47	SHORT-TERM	87	4	74	1
18	DEFERRED ASSETS (NET)	**3,908**	100	**4,307**	100
48	AMORTIZED OR REDEEMED	3,908	100	4,307	100
49	GOODWILL	0	0	0	0
50	DEFERRED	0	0	0	0
51	OTHERS	0	0	0	0
21	CURRENT LIABILITIES	**114,660**	100	**132,250**	100
52	FOREING CURRENCY	86,075	75	77,345	58
53	MEXICAN PESOS	28,585	25	54,905	42
24	STOCK MARKET LOANS	**0**	100	**0**	100
54	COMMERCIAL	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM	0	0	0	0
56	CURRENT MATURITIES OF	0	0	0	0
26	OTHER CURRENT LIABILITIES	**6,358**	100	**15,137**	100
57	OTHER CURRENT LIABILITIES WITH	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT	6,358	100	15,137	100
27	LONG-TERM LIABILITIES	**179,519**	100	**183,123**	100
59	FOREING CURRENCY	179,519	100	183,123	100
60	MEXICAN PESOS	0	0	0	0
29	STOCK MARKET LOANS	**0**	100	**0**	100
61	BONDS	0	0	0	0
62	MEDIUM TERM	0	0	0	0
30	OTHER LOANS	**0**	100	**0**	100
63	OTHER LOANS WITH	0	0	0	0
64	OTHER LOANS WITHOUT	0	0	0	0
31	DEFERRED LOANS	**66,761**	100	**52,352**	100
65	NEGATIVE	0	0	0	0
66	DEFERRED	66,761	100	52,352	100
67	OTHERS	0	0	0	0
32	OTHER LIABILITIES	**0**	100	**0**	100
68	RESERVES	0	0	0	0
69	OTHERS LIABILITIES	0	0	0	0
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	**(139,126)**	100	**(168,860)**	100
70	ACCUMULATED INCOME DUE TO MONETARY	(86,685)	(62)	(79,195)	(47)
71	INCOME FROM NON-MONETARY POSITION	(52,441)	(38)	(89,665)	(53)

MEXICAN STOCK
SIFIC /

STOCK EXCHANGE CODE: **HILASAL** QUARTER: 1 **2003**
HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
72	WORKING	142,666	113,758
73	PENSIONS FUND AND SENIORITY	978	860
74	EXECUTIVES	10	10
75	EMPLOYERS	277	259
76	WORKERS (*)	724	679
77	CIRCULATION SHARES	130,245,746	128,254,246
78	REPURCHASED SHARES	9,194,254	11,185,754

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN

MEXICAN STOCK
SIFIC /

STOCK EXCHANGE CODE: HILASAL QUARTER: 1 2003

HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	NET SALES	**96,846**	100	**115,710**	100
2	COST OF	69,271	72	75,118	65
3	GROSS INCOME	**27,575**	**28**	**40,592**	**35**
4	OPERATING	15,375	16	15,174	13
5	OPERATING INCOME	**12,200**	**13**	**25,418**	**22**
6	TOTAL FINANCING	7,462	8	(2,930)	(3)
7	INCOME AFTER FINANCING COST	**4,738**	**5**	**28,348**	**24**
8	OTHER FINANCIAL OPERATIONS	2,864	3	11,364	10
9	INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING	**1,874**	**2**	**16,984**	**15**
10	RESERVE FOR TAXES AND WORKERS' SHARING	(470)	0	5,420	5
11	NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING	**2,344**	**2**	**11,564**	**10**
12	SHARE IN NET INCOME OF SUBSIDIARIES NON-CONSOLIDATED	0	0	0	0
13	CONSOLIDATED NET INCOME OF CONTINUOUS OPARATION	**2,344**	**2**	**11,564**	**10**
14	INCOME OF DISCONTINUOUS	0	0	0	0
15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	**2,344**	**2**	**11,564**	**10**
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE CHANGES IN ACCOUNTING	0	0	0	0
18	NET CONSOLIDATED INCOME	**2,344**	**2**	**11,564**	**10**

MEXICAN STOCK
SIFIC /

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **2003**

HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	NET SALES	**96,846**	100	**115,710**	100
21	DOMESTIC	70,106	72	78,019	67
22	FOREIGN	26,740	28	37,691	33
23	TRANSLATED INTO DOLLARS	2,459	3	3,908	3
6	TOTAL FINANCING COST	**7,462**	100	**(2,930)**	100
24	INTEREST	2,240	30	2,695	92
25	EXCHANGE	18,360	246	1,310	45
26	INTEREST	22	0	291	10
27	EXCHANGE	11,047	148	4,835	165
28	GAIN DUE TO MONETARY	(2,069)	(28)	(1,809)	(62)
8	OTHER FINANCIAL OPERATIONS	**2,864**	100	**11,364**	100
29	OTHER NET EXPENSES (INCOME)	2,864	100	11,364	100
30	(PROFIT) LOSS ON SALE OF OWN	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM	0	0	0	0
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	**(470)**	100	**5,420**	100
32	INCOME	0	0	6,833	126
33	DEFERED INCOME	(470)	(100)	(3,224)	(59)
34	WORKERS' PROFIT	0	0	1,811	33
35	DEFERED WORKERS' PROFIT	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **1** YEAR: **2003**

HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	108,818	128,859
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	400,113	436,796
39	OPERATION INCOME (**)	49,010	73,962
41	NET CONSOLIDATED INCOME	4,957	27,990

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE

MEXICAN STOCK
SIFIC /

STOCK EXCHANGE CODE: **HILASAL**
HILASAL MEXICANA S.A. DE C.V.

QUARTER: 1 **2003**

NON CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2003 AND 2002
(Thousands of

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	CONSOLIDATED NET INCOME	**2,344**	**11,564**
2	+(-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH	9,149	6,837
3	CASH FLOW FROM NET INCOME OF THE YEAR	**11,493**	**18,401**
4	CASH FLOW FROM CHANGE IN WORKING	(10,069)	(1,833)
5	CASH GENERATED (USED) IN OPERATING ACTIVITIES	**1,424**	**16,568**
6	CASH FLOW FROM EXTERNAL	1,851	12,341
7	CASH FLOW FROM INTERNAL	(11,919)	(37,892)
8	CASH FLOW GENERATED (USED) BY FINANCING	**(10,068)**	**(25,551)**
9	CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES	**7,726**	**1,761**
10	NET INCREASE (DECREASE) IN CASH AND INVESTMENTS	(918)	(7,222)
11	CASH AND SHORT-TERM INVESTMENTS AT BEGINNING OF PERIOD	3,013	15,492
12	CASH AND SHORT-TERM INVESTMENTS AT THE OF PERIOD	2,095	8,270

MEXICAN STOCK
SIFIC /

STOCK EXCHANGE CODE: HILASAL | QUARTER: | 2003

HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	**9,149**	**6,837**
13	DEPRECIATION AND AMORTIZATION FOR THE	11,199	8,590
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS AND SENIORITY PREMIUMS	19	56
15	+ (-) NET LOSS (PROFIT) IN MONEY	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND ACTUALIZATION	0	0
17	+ (-) OTHER	(2,069)	(1,809)
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	**(10,069)**	**(1,833)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT	(1,946)	(25,835)
19	+ (-) DECREASE (INCREASE) IN	(12,151)	6,878
20	+ (-) DECREASE (INCREASE) IN OTHER RECEIVABLE	13,931	(7,704)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER	(10,876)	6,808
22	+ (-) INCREASE (DECREASE) IN OTHER	973	18,020
6	CASH FLOW FROM EXTERNAL FINANCING	**1,851**	**12,341**
23	+ SHORT-TERM BANK AND STOCK MARKET	22,230	2,291
24	+ LONG-TERM BANK AND STOCK MARKET	(20,379)	10,050
25	+ DIVIDEND	0	0
26	+ OTHER	0	0
27	(-) BANK FINANCING	0	0
28	(-) STOCK MARKET	0	0
29	(-) OTHER FINANCING	0	0
7	CASH FLOW FROM INTERNAL FINANCING	**(11,919)**	**(37,892)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL	(11,958)	(6,353)
31	(-) DIVIDENS	0	(31,167)
32	+ PREMIUM ON SALE OF	39	(372)
33	+ CONTRIBUTION FOR FUTURE CAPITAL	0	0
9	CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES	**7,726**	**1,761**
34	+ (-) DECREASE (INCREASE) IN STOCK OF A PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND	(904)	9,403
36	(-) INCREASE IN CONSTRUCTIONS IN	8,630	(7,642)
37	+ SALE OF OTHER PERMANENT	0	0
38	+ SALE OF TANGIBLE FIXED	0	0
39	+ (-) OTHER	0	0

MEXICAN STOCK
SIFIC /

STOCK EXCHANGE CODE: **HILASAL** QUARTER: 1 **2003**

HILASAL MEXICANA S.A. DE C.V.

RATIOS
NON CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	2.42	%	9.99	
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	1.65	%	10.66	
3	NET INCOME TO TOTAL ASSETS (**)	0.75	%	4.44	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	99.16	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	88.27	%	15.64	
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.61	times	0.69	
7	NET SALES TO FIXED ASSETS (**)	1.00	times	1.15	
8	INVENTORIES ROTATION (**)	5.51	times	3.47	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	97	days	94	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	4.06	%	4.80	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	54.64	%	58.34	
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.20	times	1.40	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	73.58	%	70.83	
14	LONG-TERM LIABILITIES TO FIXED ASSETS	44.96	%	48.19	%
15	OPERATING INCOME TO INTEREST PAID	5.45	times	9.43	times
16	NET SALES TO TOTAL LIABILITIES (**)	1.11	times	1.19	
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	2.24	times	1.86	times
18	CURRENT ASSETS LESS INVENTORY TO LIABILITIES	1.14	times	1.22	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.71	times	0.67	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	1.83	%	6.25	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	11.87	%	15.90	%
22	CASH FLOW FROM CHANGES IN WORKING TO NET SALES	(10.40)	%	(1.58)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	0.64	times	6.15	
24	EXTERNAL FINANCING TO CASH (USED) IN FINANCING	(18.38)	%	(48.30)	%
25	INTERNAL FINANCING TO CASH GENERATED IN FINANCING	118.38	%	148.30	%
26	ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN ACTIVITIES	(11.70)	%	533.96	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE

MEXICAN STOCK
SIFIC /

STOCK EXCHANGE CODE: HILASAL QUARTER: 1 2003

HILASAL MEXICANA S.A. DE C.V.

DATA PER SHARE

NON CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.04	$ 0.21
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
4	CONTINUOUS OPERATING PROFIT PER SHARE(**)	$ 0.00	$ 0.00
5	EFFECT OF DISCONTINUOUS CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
7	EFFECT BY CHANGES IN ACCOUNTING CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 2.30	$ 2.05
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00	$ 0.23
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	0.43 times	0.64 times
12	MARKET PRICE TO BASIC PROFIT PER SHARE (**)	26.28 times	5.95 times
13	MARKET PRICE TO BASIC PROFIT PER SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE

FINANCIAL STATEMENT NOTES (1)

NON CONSOLIDATED
Final Printing

CONSTANCIA

LOS SUSCRITOS MANIFESTAMOS BAJO PROTESTA DE DECIR VERDAD QUE ,EN EL AMBITO DE NUESTRAS RESPECTIVAS FUNCIONES,PREPARAMOS LA INFORMACION RELATIVA A LA EMISORA CONTENIDA EN EL PRESENTE REPORTE TRIMESTRAL,LA CUAL,A NUESTRO LEAL SABER Y ENTENDER,REFLEJA RAZONABLEMENTE SU SITUACION.ASIMISMO,MANIFESTAMOS QUE NO TENEMOS CONOCIMIENTO DE INFORMACION RELEVANTE QUE HAYA SIDO OMITIDA O FALSEADA EN ESTE REPORTE TRIMESTRAL O QUE EL MISMO CONTENGA INFORMACION QUE PUDIERA INDUCIR A ERROR A LOS INVERSIONISTAS.

LIC.JORGE GARCIA FERNANDEZ.
DIRECTOR EJECUTIVO DE FINANZAS.

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

MEXICAN STOCK EXCHANGE
SIFIC /

STOCK EXCHANGE CODE: **HILASAL**
HILASAL MEXICANA S.A. DE C.V.

QUARTER: **1** YEAR: **2003**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

NON CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				COQUISITIO COST	PRESENT VALUE (3)
SUBSIDIARIES					
4 OTRAS SUBSIDIARIAS (4) (NO. DE SUBS.:)		1	0.00	0	0
TOTAL INVESTMENT IN SUBSIDIARIES				**0**	**0**
ASSOCIATEDS					
1 OTRAS ASOCIADAS (4) (No. DE ASOC.:)		1	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**0**	**0**
OTHER PERMANENT INVESTMENTS					**0**
TOTAL					**0**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC /

STOCK EXCHANGE COD **HILASAL** QUARTER: **1** YEAR: **2003**
HILASAL MEXICANA S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

NON CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (+) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	51,183	3,526	47,657	64,707	18,415	93,949
MACHINERY	266,296	10,425	255,871	197,268	254,315	198,824
TRANSPORT EQUIPMENT	4,095	(2,478)	6,573	690	3,645	3,618
OFFICE EQUIPMENT	3,479	423	3,056	1,547	1,591	3,012
COMPUTER EQUIPMENT	7,219	356	6,863	2,040	6,338	2,565
OTHER	35,445	448	34,997	27,332	15,218	47,111
DEPRECIABLES TOTAL	**367,717**	**12,700**	**355,017**	**293,584**	**299,522**	**349,079**
NOT DEPRECIATION ASSETS						
GROUNDS	3,693	0	3,693	31,526	0	35,219
CONSTRUCTIONS IN PROCESS	14,316	0	14,316	708	0	15,024
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**18,009**	**0**	**18,009**	**32,234**	**0**	**50,243**
TOTAL	**385,726**	**12,700**	**373,026**	**325,818**	**299,522**	**399,322**

STOCK EXCHANGE CODE: **HILASAL**
HILASAL MEXICANA S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **1** YEAR: **2003**

Final Printing
NON CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Year	Until 5 Year
BANKS																
FOREIGN TRADE																
SANTANDER	02/02/2004	2.28	0	0	0	21,340	0	0	0	0	0	0	0	0	0	0
BITAL	29/04/2003	2.41	0	0	0	17,073	0	0	0	0	0	0	0	0	0	0
BANCOMER	10/03/2005	2.47	0	0	0	0	12,804	0	0	0	0	0	0	0	0	0
OTHER FINANCIAL ENTITIES																
GE CAPITAL	29/09/2008	3.19	0	0	0	0	0	0	0	0	0	17,783	17,783	17,783	17,783	26,673
BANCOMER	23/06/2003	3.05	0	0	0	0	0	0	0	0	0	7,113	0	0	0	0
BANCOMER	12/06/2006	3.32	0	0	0	0	0	0	0	0	0	13,336	13,337	13,337	6,669	0
BANCOMEXT	17/03/2007	2.38	0	0	0	0	0	0	0	0	0	0	0	0	21,340	0
BANCOMEXT	17/03/2007	2.48	0	0	0	0	0	0	0	0	0	0	0	0	10,670	0
BANCOMEXT	17/03/2007	2.48	0	0	0	0	0	0	0	0	0	0	0	0	10,670	0
BANCOMEXT	17/03/2007	2.48	0	0	0	0	0	0	0	0	0	0	0	0	10,670	0
TOTAL BANKS			0	0	0	38,413	12,804	0	0	0	0	38,232	31,120	31,120	77,802	26,673
PROVEEDORES																
VARIOS			7,653	0	7,538	0	0	0	0	0	0	0	0	0	0	0
TOTAL SUPPLIERS			7,653	0	7,538	0	0	0	0	0	0	0	0	0	0	0
VARIOS			4,466	0	1,892	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			4,466	0	1,892	0	0	0	0	0	0	0	0	0	0	0
			12,119	0	9,430	38,413	12,804	0	0	0	0	38,232	31,120	31,120	77,802	26,673

NOTES

MEXICAN STOCK EXCHANGE
SIFIC /

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **1** YEAR: **2003**

HILASAL MEXICANA S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **NON CONSOLIDATED**
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	2,459	26,740	0	0	26,740
OTHER	0	0	0	0	0
TOTAL	**2,459**	**26,740**			**26,740**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	1,826	19,368	0	0	19,368
INVESTMENTS	42	448	89	950	1,398
OTHER	577	6,176	0	0	6,176
TOTAL	**2,445**	**25,992**	**89**	**950**	**26,942**
NET BALANCE	**14**	**748**	**(89)**	**(950)**	**(202)**
FOREING MONETARY POSITION					
TOTAL ASSETS	**3,205**	**34,200**	**209**	**2,235**	**36,435**
LIABILITIES POSITION	**24,867**	**265,323**	**25**	**271**	**265,594**
SHORT TERM LIABILITIES POSITION	8,042	85,804	25	271	86,075
LONG TERM LIABILITIES POSITION	16,825	179,519	0	0	179,519
NET BALANCE	**(21,662)**	**(231,123)**	**184**	**1,964**	**(229,159)**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC /

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **1** YEAR: **2003**
HILASAL MEXICANA S.A. DE C.V.

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7 **NON CONSOLIDATED**
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	145,759	299,166	(153,407)	0.40	614
FEBRUARY	139,912	298,740	(158,828)	0.28	445
MARCH	145,906	306,270	(160,364)	0.63	1,010
ACTUALIZATION:	0	0	0	0.00	0
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					**2,069**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC /

STOCK EXCHANGE CODE: QUARTER: YEAR:
HILASAL MEXICANA S.A. DE C.V.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8 **NON CONSOLIDATED**
Final Printing

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC /

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **1** YEAR: **2003**
HILASAL MEXICANA S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9 **NON CONSOLIDATED**
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
PLANTA EL SALTO	PLANTA INDUSTRIAL	750	62
OFICINAS MEXICO	OFICINAS ADMINISTRATIVAS	0	0

NOTES

MEXICAN STOCK EXCHANGE
SIFIC /

STOCK EXCHANGE CODE: **HILASAL**
HILASAL MEXICANA S.A. DE C.V.

QUARTER: **1** YEAR: **2003**

MAIN RAW MATERIALS

ANNEX 10

NON CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
QUIMICOS Y COLORANTES	BASF,CIBA,CHEMICAL			SI	14.00
		ALGODON	ECOM,HOHENBERG,	SI	45.00

NOTES

STOCK EXCHANGE CODE: **HILASAL**
HILASAL MEXICANA S.A. DE C.V.

QUARTER: **1** YEAR: **2003**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

NON CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
TOALLAS	1,393	47,761	945	70,106	55.00	LICENCIAS PROPIAS, PRESTIGE,HERITAGE, LEGEND,HOTELES, ELEGANCE,VOILA, ROYAL CROWN.	WALMART,COMERCIA MEXICANA,GIGANTE, LIVERPOOL,SORIANA, CHEDRAUI,CASA LEY, SAMS.
		0	0				
		0	0				
		0	0				
		0	0				
TOTAL		47,761		70,106			

STOCK EXCHANGE CODE: **HILASAL**
HILASAL MEXICANA S.A. DE C.V.

QUARTER: **1** YEAR: **2003**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

NON CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
TOALLAS		0	352	26,740	ESTADOS UNIDOS	HILASAL Y LAS DE NUESTROS CLIENTES	BARTH & DRAYFUS
		0	0				K-MART , KAY DEE
		0	0				BEACH PRODUCTS
		0	0				CECIL SAYDAH
		0	0				FASHION TOWEL
		0	0				SOBEL WESTEX
TOTAL				26,740			

NOTES

EL PORCENTAJE DE PARTICIPACION EN MERCADO, HA SIDO DETERMINADA EN BASE A ESTIMACIONES PROPIAS DE LA COMPAÑIA.

STOCK EXCHANGE CO HILASAL — QUARTER: 1 YEAR: 2003

HILASAL MEXICANA S.A. DE C.V.

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2002** — 11,612

Number of shares Outstanding at the Date of the NFEA: (Units) — 130,214,746

☐ ARE THE FIGURES FISCALLY AUDITED? ☐ ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00	01/02/1990	0.00

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM THE NFEA

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00	01/12/1990	0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF MARZO OF 2003

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PRO	0
- DETERMINED WORKE	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD

(Present year Information)

NFEA BALANCE TO 31 OF MARZO OF 2003 — 10,735

Number of shares Outstanding at the Date of the NFEA: (Units) — 130,245,746

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

MODIFICATION BY COMPLENTARY	
NFEA BALANCE TO DECEMBER 31st OF : **0000**	
Number of shares Outstanding at the Date of the NFEA :	0
(Units)	0

STOCK EXCHANGE CO HILASAL QUARTER: 1 YEAR: 2003

RAZON SOCIAL **HILASAL MEXICANA S.A. DE C.V.**

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2002** — 0

Number of Shares Outstanding at the Date of the NFEAR: (Units) — 130,214,746

☐ ARE FIGURES FISCALLY AUDITED? ☐ ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00	30/12/1899	0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF MARZO OF 2003

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **31** OF MARZO OF 2003 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 130,245,746

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 2002 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 0

STOCK EXCHANGE CODE: **HILASAL** QUARTER: 1 **2003**
HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A	0.34700	0	20,160,000	119,280,000	139,440,000	38,640,000	7,000	41,417
TOTAL			**20,160,000**	**119,280,000**	**139,440,000**	**38,640,000**	**7,000**	**41,417**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION :
130,245,746
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER
A	9,194,254	1.03240	1.00000

MEXICAN STOCK
SIFIC /

STOCK EXCHANGE CODE: HILASAL
HILASAL MEXICANA S.A. DE C.V.

QUARTER: 1 2003

NON CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK CORRESPONDING TO THE PERIOD FROM 1 OF JANUARY TO 31 OF MARCH OF 2003 AND 2002 IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE OF THE PREVIOUS YEAR.



DIRECTOR EJECUTIVO DE FINANZAS
LIC JORGE GARCIA FERNANDEZ



CONTRALOR
C.P.ALEJANDRO RODRIGUEZ RODRIGUEZ

EL SALTO, JAL, AT APRIL 30 OF 2003

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: HILASAL FECHA: 30/04/200 09:49

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL: HILASAL MEXICANA S.A. DE C.V.
DO MICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO .
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO ,JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16 AUTOMATICO: X
E-MAIL: hilasal@hilasal.com
DIRECCION DE INTERNET www.hilasal.com

DATOS FISCALES DE LA EMISORA

RFC EMPRESA: HME800422NP7
DOMICILIO FISCAL: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO ,JAL

RESPONSABLE DE PAGO

NOMBRE: ING. ARMANDO GARCIA FERNANDEZ
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO ,JAL
TELEFONO: (0133) 36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: armando@hilasal.com

DATOS DE LOS FUNCIONARIOS

PUESTO BMV: PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO: PRESIDENTE DEL CONSEJO
NOMBRE: LIC PABLO GARCIA BARBACHANO
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO .
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: hilasal@hilasal.com

PUESTO BMV: DIRECTOR DE FINANZAS
PUESTO: DIRECTOR EJECUTIVO DE FINANZAS
NOMBRE: LIC JORGE GARCIA FERNANDEZ
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO
C. POSTAL: 45680

CIUDAD Y ESTADO: EL SALTO JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: jorge@hilasal.com

PUESTO BMV: RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: CONTRALOR
NOMBRE: C.P. ALEJANDRO RODRIGUEZ RODRIGUEZ
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO .
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: arodriguez@hilasal.com

PUESTO BMV: SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: GERENTE DE PROYECTOS
NOMBRE: ING. ARMANDO GARCIA FERNANDEZ
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: armando@hilasal.com

PUESTO BMV: RESPONSABLE DEL AREA JURIDICA
PUESTO: VACANTE
NOMBRE: VACAN VACANTE V. V.
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: hilasal@hilasal.com

PUESTO BMV: SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO: DIRECTOR EJECUTIVO DE VENTAS
NOMBRE: SR EDUARDO SOL MASACHS
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: hilasal@hilasal.com

PUESTO BMV: RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO: DIRECTOR EJECUTIVO DE FINANZAS

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: HILASAL FECHA: 30/04/200 09:49

NOMBRE:	LIC JORGE GARCIA FERNANDEZ
DOMICILIO:	KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA:	CORREDOR INDUSTRIAL EL SALTO
C. POSTAL:	45680
CIUDAD Y ESTADO:	EL SALTO JAL
TELEFONO:	(0133)36-68-19-00
FAX:	(0133)36-68-19-16
E-MAIL:	jorge@hilasal.com

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	CONTRALOR
NOMBRE:	C.P. ALEJANDRO RODRIGUEZ RODRIGUEZ
DOMICILIO:	KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA:	CORREDOR INDUSTRIAL EL SALTO
C. POSTAL:	45680
CIUDAD Y ESTADO:	EL SALTO JAL
TELEFONO:	(0133)36-68-19-00
FAX:	(0133)36-68-19-16
E-MAIL:	arodriguez@hilasal.com

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	DIRECTOR EJECUTIVO DE FINANZAS
NOMBRE:	LIC. JORGE GARCIA FERNANDEZ
DOMICILIO:	KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA:	CORREDOR INDUSTRIAL EL SALTO
C. POSTAL:	45680
CIUDAD Y ESTADO:	EL SALTO JAL
TELEFONO:	(0133)36-68-19-00
FAX:	(0133)36-68-19-16
E-MAIL:	jorge@hilasal.com